Exhibit 99.1

Telesat Reports Results for the First Quarter Ended March 31, 2012

OTTAWA, CANADA, April 27, 2012 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three month period ended March 31, 2012. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2012, consolidated revenue was $196 million, a decrease of approximately 3% ($7 million) compared to the same period in 2011. The decrease in revenue was principally the result of a previously disclosed contractual rate reduction on one of Telesat’s Direct-to-Home satellites, partially offset by growth from Telesat’s international satellite fleet and the additional revenue received from the Canadian payload on ViaSat-1. Adjusted EBITDA1 was $153 million, a decrease of 3% ($4 million) over the same period in 2011. The Adjusted EBITDA margin1 for the first quarter was 78% compared to 77% for the same period in 2011.

Telesat’s net income for the quarter was $99 million compared to a net income of $115 million for the quarter ended March 31, 2011. The change in net income is due to slightly lower revenues, higher operating expenses and the incurrence of a non-cash loss relating to the write-off of deferred financing fees associated with Telesat’s previous credit facilities. This variation in operating expenses was partially offset by a net positive variation in non-cash items such as gains/losses on foreign exchange and changes in fair value of financial instruments. Excluding expenses related to amounts paid or payable in connection with the refinancing of Telesat’s credit facilities, the special cash distribution to shareholders and last year’s review of strategic alternatives, operating expenses would have declined by $2 million (5%) year over year.

“I am pleased with our financial and operating performance in the first quarter of 2012,” commented Dan Goldberg, Telesat’s President and CEO. “Notwithstanding the significant contracted reduction in revenue from one of our Direct-to-Home satellites, revenue and Adjusted EBITDA declined only modestly.  In addition, we improved our Adjusted EBITDA margin and maintained our industry-leading contractual backlog.  We also refinanced our senior secured credit facilities in the quarter and, in the process, extended our maturities at favorable interest rates.  In connection with the refinancing we made a significant cash payment to shareholders, allowing them to receive a portion of the substantial value we’ve created in Telesat over the past few years. Lastly, we made meaningful progress on the construction of Nimiq 6 and Anik G1, satellites we expect to launch later this year. In light of the significant investments we are making in our fleet and our substantial contractual backlog, we are well positioned to grow our business this year and beyond.”

Business Highlights

•	At March 31, 2012:

o	Telesat had contracted backlog for future services of approximately $5.5 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 80% for Telesat’s international fleet.

•	On March 28, 2012, Telesat Canada entered into a new credit agreement (the ‘‘Credit Agreement’’) with a syndicate of banks which provides for the extension of credit under the following senior credit facilities in the principal amount of up to approximately U.S. $2,550 million (together, the ‘‘Senior Credit Facilities’’): (i) a revolving credit facility in the amount of up to CAD/USD $140 million, available in either Canadian or U.S. dollars, maturing on March 28, 2017; (ii) a Term Loan A facility denominated in Canadian dollars, in the amount of $500 million, maturing on March 28, 2017; (iii) a Term Loan B facility denominated in Canadian dollars, in the amount of $175 million, maturing on March 28, 2019; and (iv) a Term Loan B facility denominated in U.S. dollars, in the amount of USD $1,725 million, maturing on March 28, 2019. Simultaneously with entering into the Credit Agreement, Telesat Canada terminated and paid all outstanding amounts under its previously existing credit facilities, which were evidenced by a credit agreement dated as of October 31, 2007.

•	On March 28, 2012, Telesat redeemed all of its outstanding senior preferred shares, previously held by an affiliate of the Public Sector Pension Investment Board (“PSP Investments”), for approximately $146 million in cash, equal to the principal and accrued dividends on the senior preferred shares. Following the redemption of the senior preferred shares, an affiliate of PSP Investments provided a loan in the amount of approximately $146 million to Telesat Canada, in the form of a subordinated promissory note.

•	In connection with the closing of the Credit Agreement, Telesat declared a special cash distribution to its shareholders, as a reduction of stated capital, in the amount of approximately $656 million. On March 28, 2012, Telesat paid its shareholders approximately $586 million relating to the special distribution, which was funded by the proceeds from the Senior Credit Facilities and excess cash from operations. The approximately $70 million special distribution remaining is expected to be paid during the remainder of 2012. In connection with the special distribution made to Telesat's shareholders, the Board of Directors also authorized the payment of approximately $49 million in special payments to executives and certain employees of Telesat. Approximately $37.2 million was recognized in respect of special payments during the quarter.

•	Telesat’s Nimiq 6 satellite has arrived at the launch site in Baikonur, Kazakhstan and is being processed for launch, which is expected to take place on May 17, 2012. Telesat also made substantial progress on the construction of the Anik G1 satellite which is expected to be launched in the fourth quarter of 2012.

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Telesat’s Annual Report on Form 6-K for the quarter ended March 31, 2012 has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Friday, April 27, 2012 at 10:30 a.m. ET to discuss its financial results for the three month period ended March 31, 2012 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (877) 240-9772. Callers outside of North America should dial +1 (416) 340-8530. The access code is 4126498. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on April 27, 2012 until 11:59 p.m. ET on May 11, 2012. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2105458 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “pursue”, “would”, “well positioned to”, “if consummated” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 12 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite preparing for launch and another under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.

Condensed Consolidated Statements of Income

For the three months ended March 31

(in thousands of Canadian dollars)	2012	2011
Revenue	196,258	202,780
Operating expenses	(83,195)	(46,744)
	113,063	156,036
Depreciation	(49,960)	(49,386)
Amortization	(9,102)	(10,241)
Other operating losses, net	(58)	(748)
Operating income	53,943	95,661
Interest expense	(53,909)	(57,733)
Loss on refinancing	(21,888)	-
Interest and other income	725	692
Gain on changes in fair value of financial instruments	60,973	14,474
Gain on foreign exchange	58,772	78,351
Income before tax	98,616	131,445
Tax benefit (expense)	358	(16,520)
Net income	98,974	114,925

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Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	208,866	277,962
Trade and other receivables	48,793	46,789
Other current financial assets	6,869	7,010
Prepaid expenses and other current assets	29,772	22,126
Total current assets	294,300	353,887
Satellites, property and other equipment	2,158,347	2,151,915
Other long-term financial assets	223,770	142,408
Other long-term assets	8,564	5,536
Intangible assets	885,684	896,078
Goodwill	2,446,603	2,446,603
Total assets	6,017,268	5,996,427

Liabilities
Trade and other payables	89,858	45,156
Other current financial liabilities	129,056	82,988
Other current liabilities	67,364	67,877
Current indebtedness	5,390	86,495
Total current liabilities	291,668	282,516
Long-term indebtedness	3,199,114	2,748,131
Deferred tax liabilities	450,519	451,896
Other long-term financial liabilities	304,624	259,783
Other long-term liabilities	423,421	422,502
Senior preferred shares	-	141,435
Promissory note	144,384	-
Total liabilities	4,813,730	4,306,263

Shareholders' Equity
Share capital	711,976	1,298,178
Accumulated earnings	468,448	369,992
Reserves	23,114	21,994
Total shareholders' equity	1,203,538	1,690,164
Total liabilities and shareholders' equity	6,017,268	5,996,427

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Telesat Holdings Inc.

Condensed Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)	2012	2011
Cash flows from operating activities
Net income	98,974	114,925
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation	59,062	59,627
Deferred tax (benefit) expense	(439)	16,159
Unrealized foreign exchange gain	(63,966)	(82,061)
Unrealized gain on derivatives	(60,519)	(11,843)
Dividends on senior preferred shares	-	2,465
Share-based compensation	299	663
Loss on disposal of assets	58	748
Loss on refinancing	21,888	-
Other	(14,867)	(13,176)
Customer prepayments on future satellite services	8,904	-
Insurance proceeds	312	5,943
Operating assets and liabilities	62,278	22,684
Net cash from operating activities	111,984	116,134
Cash flows used in investing activities
Satellite programs	(51,097)	(77,036)
Purchase of other property and equipment	(1,821)	(700)
Proceeds from sale of assets	6	75
Net cash used in investing activities	(52,912)	(77,661)
Cash flows used in financing activities
Proceeds from indebtedness	2,397,068	-
Proceeds from issue of promissory note	145,466	-
Repayment of indebtedness	(1,906,415)	(9,627)
Repayment of senior preferred shares	(141,435)	-
Payment of debt issue costs	(36,005)	-
Return of capital to shareholders	(586,202)	-
Satellite performance incentive payments	(449)	(1,740)
Net cash used in financing activities	(127,972)	(11,367)

Effect of changes in exchange rates on cash and cash equivalents	(196)	(1,060)
(Decrease) increase in cash and cash equivalents	(69,096)	26,046
Cash and cash equivalents, beginning of period	277,962	220,295
Cash and cash equivalents, end of period	208,866	246,341

Supplemental disclosure of cash flow information
Interest received	529	379
Interest paid	38,722	33,197
Income taxes paid	1,227	348

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The following table reconciles Telesat’s net income to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

	Three months ended March 31
(in thousands of Canadian dollars) (unaudited)	2012	2011
Net income	98,974	114,925
Tax (benefit) expense	(358)	16,520
Gain on changes in fair value of financial instruments	(60,973)	(14,474)
Gain on foreign exchange	(58,772)	(78,351)
Interest and other income	(725)	(692)
Loss on refinancing	21,888	-
Interest expense	53,909	57,733
Depreciation	49,960	49,386
Amortization	9,102	10,241
Other operating losses, net	58	748
Special payments to executives, employees and independent directors	38,070	-
Non-recurring professional fees associated with the refinancing	1,016	-
Non-cash expense related to share-based compensation	299	663
Adjusted EBITDA	152,448	156,699

Revenue	196,258	202,780

Adjusted EBITDA Margin	77.7%	77.3%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including making adjustments to operating expenses for share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

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